September 3, 2025

Wayne Williams
Chief Executive Officer
Callan JMB INC.
244 Flightline Drive
Spring Branch , Texas 78070-6241

       Re: Callan JMB INC.
           Registration Statement on Form S-1
           Filed August 25, 2025
           File No. 333-289849
Dear Wayne Williams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ross David Carmel